April 28, 2011

FILED VIA EDGAR

Ms. Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re.:	Legg Mason Investment Trust, Inc.: Post-Effective Amendment No. 23 (File Nos. 333-88715; 811-9613; CIK: 0001096338)
Application for Withdrawal of Post-Effective Amendment No. 23 on Form N-1A: Form Type: 485BPOS; Accession Number: 0001193125-11-111800

Dear Ms. Lithotomos:

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Legg Mason Investment Trust, Inc. (“Registrant”) (CIK: 0001096338), respectfully withdraws Form Type: 485BPOS; Accession Number: 0001193125-11-111800 which was submitted and accepted on April 27, 2011, with an effectiveness date of April 30, 2011, pursuant to Rule 485(b) under the 1933 Act. The filing is being withdrawn because the prospectus fee table was misstated. A new 485BPOS filing will be filed on or about April 29, 2011 with the corrected information.

If you have any questions regarding this filing, please contact Michelle Mesack at 202-778-9405 or Ndenisarya M. Bregasi at 202-778-9021 with K&L Gates LLP.

LEGG MASON INVESTMENT TRUST, INC.

/s/ Richard Wachterman
Name: Richard Wachterman Title: Assistant Secretary